Exhibit (d)(4)(i)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

ING VARIABLE PRODUCTS TRUST

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Funds*	Adviser Class	Class I	Class S	Class S2
ING VP International Value Portfolio Initial Term Expires May 1, 2006 Initial Term for Class S2 Expires May 1, 2010	1.50%	1.00%	1.20%	1.40%

ING VP MidCap Opportunities Portfolio Initial Term Expires May 1, 2006 Initial Term for Class S2 Expires May 1, 2010	1.40%	0.90%	1.10%	1.30%

ING VP SmallCap Opportunities Portfolio Initial Term Expires May 1, 2006 Initial Term for Adviser Class Expires May 1, 2010 Initial Term for Class S2 Expires May 1, 2010	1.40%	0.90%	1.10%	1.30%

H.E

HE

Last Amended on:  November 14, 2008

*                                         This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.